Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone: (215) 564-8000 Fax: (215) 564-8120

November 23, 2010

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attn: Ed Bartz

Re:	RBC Funds Trust – Response to SEC Staff Comments Regarding Post-Effective Amendment No. 35 (Registration Nos. 333-111986 / 811-21475)

Dear Mr. Bartz:

On behalf of the above-referenced Trust, following are the responses to the SEC Staff’s comments conveyed with regard to Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on September 20, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Global Prospectus Comments

1.  Comment:  Please delete the statement “For More Information Call: 800-422-2766 or your investment representative” from the cover page of each Prospectus.

Response:  Revised as requested.

2.  Comment:  In the “Fees and Expenses of the Fund” table for each Fund, please include, as applicable, under the sub-heading “Shareholder Fees,” the $15.00 fee for redemptions by wire, as well as the $15 annual IRA or Keogh Account Maintenance Fees (as well as the $30 maximum for such fees for accounts with a single social security number).

Response:  The Trust has elected to not include disclosure in the fee table indicating that requests to receive redemption proceeds by wire are subject to a $15 fee.  Similarly, the Trust has elected not to include a line item in the “Shareholder Fees” portion of the table detailing the annual fee charged by the custodian if a shareholder wishes to maintain their shares in a IRA or  Keogh account format.  In each case, the fee that applies only to a very limited number of shareholders, is not a typical fund expense, and is charged when shareholders request a particular service (wire transfer or retirement account trustee services) that is in addition to the normal fund operating expenses and normal shareholder fees.  Trust management believes that including items in the Shareholder Fees section could be misleading, in that it could imply that this fee is imposed on all redemptions of fund shares (in the case of a request to receive redemption proceeds by wire) or on all accounts (rather than only on those accounts where the investor has elected to obtain IRA/Keogh account custodial services).

3.  Comment:  For each Fund that has adopted a policy of investing, under normal circumstances, at least 80% of its assets in securities suggested by its name, in accordance with Rule 35d-1 under the 1940 Act, please define “assets” in the manner required by Rule 35d-1.

Response:  In each case where a Fund has adopted a policy of investing, under normal circumstances, at least 80% of its assets in securities suggested by its name in accordance with Rule 35d-1 under the 1940 Act, we have included Prospectus disclosure that refers to 80% of the Fund’s “assets” (which is the term used in Rule 35d-1) and have included SAI disclosure indicating that, for purposes of the 80% policy, “assets” means “net assets, plus the amount of any borrowings for investment purposes.”  This disclosure is consistent with Rule 35d-1.  As we discussed with you, since the Funds do not borrow for investment purposes or engage in leveraging, we believe that defining “assets” as “net assets, plus the amount of any borrowings for investment purposes” in the principal investment strategy section of a Fund’s summary prospectus would be misleading to investors, in that it would improperly imply that the Fund engages in leveraging.  In addition, to avoid misleading investors, the Trust has included disclosure in the SAI following the definition of “assets” described above indicating that the Funds do not intend to borrow for investment purposes.

4.  Comment:  Please incorporate the footnotes following each Average Annual Total Returns table into the table or the corresponding narrative.

Response:  Revised as requested.  We removed certain disclosure, and retained disclosure that we believe is necessary for a shareholder’s understanding of the information presented.

5.  Comment:  Under the sub-heading “Purchase and Sale of Fund Shares” in each Prospectus, only include information required or permitted by Item 6 of N-1A.  In that regard, delete the sentence “Shares cannot be purchased by wire transactions when banks are closed,” in the first paragraph.  Additionally, delete the first row of the table under the sub-heading, so that the table only includes minimum initial and subsequent investment information.  In addition, with respect to the money market fund prospectus, also remove the additional narrative disclosure regarding order processing and various share classes.

Response:  The Trust has deleted the requested sentence and the first row as requested.  In addition, the Trust has revised the introductory sentence to provide basic information regarding how to contact the Fund with respect to the purchase and sale of fund shares.  Without this disclosure, the summary section would contain no information regarding how the shareholders could contact a Fund to purchase or sell Fund shares.  In addition, we have eliminated narrative disclosure in the money fund prospectus in response to your comment.  We have, however, retained basic information about investor access to the various classes of shares, again in order to communicate crucial information about the fund offering.  The disclosure is consistent with the Item 6 disclosure of other large money fund complexes.

6.  Comment:  With respect to the Privacy Policy located on the second to last page of each Prospectus, please delete the phrase “Not a Part of the Prospectus,” as it is considered part of the prospectus.

Response:  Revised as requested.

7.  Comment:  As required by Form N-1A Item 1(b)(4), please reduce the font type size of the Trust’s Investment Company Act file number, located on the back cover page of each Prospectus, to a smaller font than that which is used throughout the Prospectus.

Response:  Revised as requested.

Specific Prospectus Comments: RBC Mid Cap Value Fund

8.  Comment:  Please delete footnote number 1 under the RBC Mid Cap Value Fund’s “Fees and Expenses of the Fund” table indicating the class inception date and the fact that the expenses are annualized.

Response:  Revised as requested.

9.  Comment:  The “Principal Investment Strategies” section for the RBC Mid Cap Value Fund defines mid-sized companies as companies that fall within the market capitalization range of $1 billion to $12 billion at the time of purchase.  Please provide a justification for using this capitalization range.  Also consider making the stated market capitalization ranges used for the various RBC funds more consistent.

Response:  When the Fund was created, the Fund’s advisor determined to define mid-sized companies as those that fall within a market capitalization range of $1 billion to $12 billion at the time of purchase by the Fund.  The market capitalization of companies in accounts that the Fund’s advisor has managed in the Mid Cap Value Equity strategy generally fall within a narrower range of approximately $2.5 billion to $4 billion.  The advisor considers companies with a market capitalization of $1 billion to $2 billion to be within the low end of its view of the category of mid-sized companies.  In developing the definition of mid-sized companies for the Fund, the advisor and Trust management considered pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, definitions used in financial publications and mid-sized definitions used by many other mutual funds.  We also note that there is no law, regulation or SEC staff interpretation mandating any particular definition with respect to mid-capitalization.  The Fund’s advisor and Trust Board understand that the Fund’s assets must be invested in a manner that is consistent with the Fund’s name, and monitor the Fund’s investments in that regard.  The Trust also acknowledges its obligation under section 35(d) of the 1940 Act to ensure that the Fund’s name is not misleading.

There are a number of RBC Funds that focus investments primarily in companies of particular sizes (Micro Cap, Small Cap, SMID Cap, and Mid Cap).  Each Fund has a different investment strategy and each has a unique operating history and market capitalization policy that has been in place and clearly disclosed to shareholders.  In each case, the advisor and Trust Board have been satisfied that the stated market capitalization definition is appropriate for the Fund and, as indicated above, monitors investment activity for consistency with the Fund’s name, consistent with the obligation under section 35(d) of the 1940 Act to ensure that the Fund’s name is not misleading.

10.  Comment:  Please explain whether the inclusion of the performance information for the Voyageur Mid Cap Value Equity Composite in the Mid Cap Value Fund portion of the prospectus is consistent with the SEC staff’s prior interpretive positions in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) and Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996).

Response:  As we discussed with you, in response to the same staff inquiry during the Fund’s initial registration, the Trust provided appropriate explanations in EDGAR correspondence filed on December 18, 2009, December 28, 2009 and January 6, 2010, and also made changes suggested by the SEC staff.  The Trust believes that the disclosure is appropriate and consistent with SEC staff interpretations.

Specific Prospectus Comments: RBC SMID Cap Growth Fund

11.  Comment:  The “Principal Investment Strategies” section for the RBC SMID Cap Growth Fund states that it will invest in small- and mid- capitalization growth companies with market capitalizations from $300 million to $6 billion at the time of investment.  Please provide a justification for using the capitalization range for the Fund.

Response:  The stated capitalization range is based on consideration of the principal investment strategies and techniques that the advisor uses to manage the Fund’s portfolio, and Trust management believes that the range is clearly disclosed, and is appropriate for a fund that invests in small and mid capitalization companies.  The adopting release for Rule 35d-1 under the 1940 Act, as well as the Frequently Asked Question in connection with Rule 35d-1 state that as “a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  Trust management is satisfied that the stated market capitalization definition is appropriate for the Fund and, as indicated above, monitors investment activity for consistency with the Fund’s name, consistent with the obligation under section 35(d) of the 1940 Act to ensure that the Fund’s name is not misleading.

12.  Comment:  The “Principal Risks” section for the RBC SMID Cap Growth Fund states that Foreign Investment Risk and IPO Risk are principal risks of the Fund.  If these are principal risks of the Fund, please include disclosure in the “Principal Investment Strategies” section concerning foreign securities and initial public offerings.

Response:  Foreign Investment Risk and IPO Risk are not principal risks of the Fund and, therefore, the Trust has removed these risks from the “Principal Risks” section.

Specific Prospectus Comments: RBC Enterprise Fund

13.  Comment:  The “Principal Investment Strategies” section for the RBC Enterprise Fund states that the Fund invests in common stocks of small capitalization companies, defined as companies whose market capitalizations at the time of initial purchase are at or below the highest capitalization represented in the Russell 2000® Index.  Furthermore, the Fund provides the highest capitalization represented in the Russell 2000® Index as of May 31, 2010.  Please consider providing the lowest capitalization for companies represented in the Russell 2000® Index.

Response:  Since the Fund’s stated policy only provides an upper limit with respect to market capitalization, the Trust believes it is appropriate to retain the existing disclosure strategy in this regard.

14.  Comment:  The “Principal Risks” section for the RBC Enterprise Fund (and Small Cap Core Fund) states that IPO Risk is a principal risk of the Fund.  If this is a principal risk of the Fund, please include disclosure in the “Principal Investment Strategies” section concerning initial public offerings.

Response:  IPO Risk is not a principal risk of the Funds and, therefore, the Trust has removed the risk from the “Principal Risks” section.

Specific Prospectus Comments: RBC Microcap Value Fund

15.  Comment:  Please consider adding Microcap Risk to the “Principal Risks” section for the RBC Microcap Value Fund.

Response:  Revised as requested.

Specific Prospectus Comments: All Money Market Funds

16.  Comment:  For each money market fund, consider including an appropriate broad-based securities market index in the Average Annual Total Returns table.  Additionally, in the introduction paragraph under the heading “Performance Information” in the Summary section for each money market fund, please include language that the Fund’s average annual returns are compared to a broad measure of market performance.

Response:  Each money market fund presents calendar year annual total return information in a bar chart, and average annual total return for required periods in a performance table, all as required by Form N-1A.  Form N-1A also permits money funds to include 7-day yield information, which the Funds have elected to provide.  We acknowledge that the language of Form N-1A is not completely clear regarding the presentation of an appropriate broad-based securities market index as a benchmark for money fund performance.  However, we believe that the inclusion of performance benchmark information with average annual total return information for money market funds is not a typical industry practice and is not required by Form N-1A, principally due to the lack of a “broad based securities market index” for this purpose.  We acknowledge that a number of money  market fund groups have elected to compare their performance to an interest rate, inflation rate or short-term government  security measure, and/or to an index of other money market mutual funds.   However, based on our review, we note that 13 of 17 of the 20 largest money market fund complexes have elected not to include comparative benchmark performance information.

18.  Comment:  Item 9(a) of Form N-1A requires that a fund state that, if applicable, the fund’s investment objective may be changed without shareholder approval.  Please include such disclosure if the money market funds’ investment objectives are non-fundamental.

Response:  The investment objective for each Money Market Fund is fundamental and may not be changed without shareholder approval.

Specific Prospectus Comments: U.S. Government Money Market Fund

19.  Comment:  The first sentence under the Principal Strategies heading in the Summary section for the U.S. Government Money Market Fund states that the Fund “invests only in U.S. Treasury bills, notes, bonds and other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and in repurchase agreements secured by such obligations.”  Please delete the word “only” as it is not consistent with the remainder of the paragraph.

Response:  Revised as requested.

20.  Comment:  Please consider including U.S. Government Securities Risk.

Response:  Revised as requested.  The Trust has inserted the following under the heading “Principal Risks” in the Summary section:

Government Obligations Risk.  Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises (such as Fannie Mae and Freddie Mac) have historically involved little risk of loss of principal if held to maturity.  However, the maximum potential liability of the issuers of some of these securities may greatly exceed their current resources and no assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

Specific Prospectus Comments: Access Capital Community Investment Fund

21.  Comment:  Please consider further summarizing the information under the heading “Principal Investment Strategies” in the Summary section.

Response:  The Trust has shortened the disclosure to remove information about certain more ‘operational’ aspects of the investment process.

Statements of Additional Information Comments

1.  Comment:  Please consider revising the enhanced governance and risk oversight disclosure to identify under the heading “Trustee Attributes” why each individual trustee is an asset to the board.

Response:  Revised as requested.

2.  Comment:  In the paragraph that begins “Trust Service Providers” under the heading “Portfolio Holdings Disclosure Policies and Procedures,” pursuant to Item 16(f) of form N-1A, please identify service providers by name.

Response:  The requested change has been made.  The revised disclosure states as follows:

Trust Service Providers: U.S. Bank, N.A. (the custodian), U.S. Bancorp Fund Services, LLC (the transfer agent), RBC Global Asset Management (U.S.) Inc. and BNY Mellon Investment Servicing (US) Inc. (the co-administrators), Quasar Distributors, LLC (the distributor), the Trust’s financial printer, website provider and the like may receive nonpublic holdings information on a continuous or other periodic basis, provided that such organization has entered into a written agreement with the Fund to maintain the information in confidence and use the information only for the purpose for which it is provided, and not to trade on the basis of such information. For example, the Trust’s website provider receives complete Fund holdings on a monthly basis with a four-day delay.

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Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/Michael P. O’Hare
Michael P. O’Hare